Exhibit 99.1

OPC announces grant of a generation license and a supply license to OPC-Hadera

Singapore, July 2, 2020. Following its announcement on July 1, 2020, Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) is announcing that its subsidiary OPC Energy Ltd. (“OPC”) announced that the Electricity Authority has granted OPC-Hadera Ltd. (“OPC-Hadera”), a wholly-owned subsidiary of OPC, a generation license and a supply license for the Hadera power plant. The licenses were approved by the Minister of Energy and relevant guarantees were deposited as required.